SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE TWO HUNDRED AND SIXTH

MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800 - Curitiba - Paraná, via video conferencing. 2. DATE: September 16, 2020 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors unanimously decided to approve the auction notice within the scope of the disinvestment process of Copel Telecomunicações S.A., whose auction will be operated at B3 S.A. - Brasil, Bolsa, Balcão, with the publication of the notice expected on 09.21.2020.
II.	The Board of Directors unanimously approved the Remediation, Repair and Collaboration Plan within Copel Telecomunicações S.A.
III.	The Board of Directors received updated information about the Company's financial standing, budget execution and the Contingency Plan (COVID-19).
IV.	The Board of Directors, in compliance with the provisions of the 65th Ordinary Shareholders’ Meeting of April 28, 2020, unanimously approved the payment of the 2nd installment (50%) of dividends in the form of Interest on Capital Stock - JCP, on September 30, 2020, in the gross amount of R$321,500,000.00 (three hundred and twenty-one million and five hundred thousand reais), in accordance with the analyses performed which demonstrated the Company's favorable cash position.
V.	The Board of Directors unanimously approved the payment of Complementary Dividends to the holders of PNA shares with a right position on 09.21.2020, in a single installment, in the amount of R$781,331.33 (seven hundred and eighty one thousand, three hundred and thirty one reais and thirty three cents), equivalent to R$2.39120595 per share. It is recorded that as of September 22, 2020, inclusive, these shares will be traded ex-dividends.
VI.	The Board of Directors unanimously approved the contents of the Governance Report 2020 and authorized its filing until September 30, 2020.
VII.	The Board of Directors was informed, discussed the studies conducted on the implementation of the personnel management committee and on the remuneration of statutory bodies and proposed specific recommendations.
VIII.	The Board of Directors, after consulting with the Audit Committee in accordance with the Bylaws, resolved unanimously to approve changes in the composition of the Committee within the scope of the proceedings of the Special Committees.
IX.	The Board of Directors received and discussed information on the Company's potential investments resulting from the work related to the Strategic Planning for business expansion.
X.	The Board of Directors received and discussed information on the monitoring process of Copel's equity interests and the evolution of the main projects under construction of Copel Geração e Transmissão S.A.
XI.	The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics.
XII.	The Board of Directors received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.
XIII.	The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 206th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 17, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.